

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2024

Steven Reinharz
Chief Executive Officer
Artificial Intelligence Technology Solutions Inc.
10800 Galaxie Avenue
Ferndale, Michigan 48220

   Re: **Artificial Intelligence Technology Solutions Inc.**
     Registration Statement on Form S-1
     File April 3, 2024
     File No. 333-278493

Dear Steven Reinharz:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Kyle Wiley at 202-344-5791 or Jan Woo at 202-551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Frederick M. Lehrer